Exhibit 99.1

Loan Agreement between Lianluo Smart Limited and

Digital Grid (Hong Kong) Technology Co., Limited

This Loan Agreement (hereinafter referred to as this “Agreement”) is entered into between Lianluo Smart Limited and Digital Grid (Hong Kong) Technology Co., Limited in Beijing as of December 20, 2016:

Party A (Creditor): Lianluo Smart Limited

Legal Representative: Ping Chen

Postal Address: Room 509, Jiuzhou Plaza, No. 83 Fuxing Road, Haidian District, Beijing, China

Party B (Debtor): Digital Grid (Hong Kong) Technology Co., Limited

Legal Representative:

Postal Address:

WHEREAS: Party B is a subsidiary of Hangzhou Liaison Interactive Information Technology Co., Ltd, which is the largest shareholder of Party A; and

WHEREAS: Certain members of the Board of Directors of Party A are also officers and/directors of Hangzhou Liaison Interactive Information Technology Co., Ltd; and

WHEREAS: As a result of Party B's business needs, Party A intends to provide Party B with a loan of USD 2,000,000.

NOW THEREFORE, Party A and Party B through mutual negotiations hereby agree as follows based on applicable laws and regulations of relevant Contract Law and Corporate Law:

Article 1. The principal of the loan

1.1 Party A agrees to provide a loan of USD 2,000,000.

Article 2. Loan Term and Interest Rate

2.1 The term for the loan shall be 6 months and it depends on the actual pay back date from the date that Party A transfers the principal amount into Party B’s bank account. The principal and interest shall be settled for one time at the expiration of the term.

2.2 The loan is unsecured and without mortgage or pledge. The yearly interest rate will be 3.5%.

2.3 Party A shall transfer all principal amounts into bank account designated by Party B within five business days after signing this Agreement.

Bank Account Name: Digital Grid (Hong Kong) Technology Co., Limited

Account No.: 1217174003

Bank Name: Citibank N.A. Hong Kong Branch

SWIFT: CITIHKHX

Article 3. Early Repayment

3.1 Party B shall have the right but not the obligation to repay in whole or in part at any time after Party A remits the principal of the loan into Party B's designated bank account. The amount of the repayment shall be equal to the principal and any then-accrued interest on such loan.

3.2 If Party B intends to advance repayment, Party B shall send a written notice to Party A; Party A shall reply in written within 10 working days after receiving the written notice.

Article 4. Use of Loan

4.1 The Parties agree that the loan agreed under this Agreement shall be used only for the operation of the Party B's business and shall not be diverted for other purposes. No part of the loan shall be for non-business purposes of Party B, including, without limitation, personal purposes of any officer, director, employee or other individual affiliated with Party A or Party B.

4.2 If Party B uses the aforesaid loan for other purposes, Party A shall have the right to require Party B to repay all the loans immediately and collect the relevant interest according to the actual borrowing period.

Article 5. Repayment Methods

5.1 Subject to early repayment in accordance with Article 3 hereof, Party B shall settle the principal and interest for one time at the expiration of the term after the loan is received by Party B.

Article 6. Taxes and Fees Bearing

6.1 The relevant taxes and fees shall be borne by the parties in accordance with the relevant provisions.

Article 7. Representations, Commitments, and Warranties

7.1 Any party to this Agreement states to the other party hereto as follows:

7.1.1 In entering into and signing this Agreement, parties shall have full civil rights and civil capacity for conduct, and shall have the necessary legal procedures to enter into this Agreement with all necessary rights or authority for the execution of this Agreement;

7.1.2 After this Agreement entering into force, it will continue to have all the necessary powers and authorizations to fully perform all the obligations stipulated in this Agreement when parties perform its obligations or responsibilities under this Agreement;

7.1.3 The signing of this Agreement and the performance of its obligations under this Agreement shall not infringe the rights of any third party other than the subject of this Agreement.

7.2 Each of the parties to this Agreement makes commitments and guarantees to the other parties to this Agreement as follows:

7.2.1 This Agreement shall be legally and effectively binding as soon as it is signed;

7.2.2 The statements and undertakings contained in this Agreement are true, complete and not misleading.

Article 8. Confidentiality

8.1 The parties to the Agreement shall have a duty of confidentiality with regard to this Agreement and to matters connected with this Agreement, and neither party shall disclose any matter relating to this Agreement to any party other than the parties hereto without the written consent of the other party with the exception of the following disclosures:

8.1.1 Disclosure to auditors, lawyers and other staff appointed in the ordinary course of business, provided that such persons are obligated to keep the information confidential to which they have been informed in connection with this Agreement;

8.1.2 Such information and documents may be obtained by public means or the disclosure of such information is required by laws or regulations or by any statutory regulatory authority (including, but not limited to, regulatory authorities such as the U.S. Securities and Exchange Commission, with which Party A will file a current report on Form 6-K and further required disclosure on its annual report on Form 20-F); and

8.1.3 Disclosure to the Court, or disclosure either in accordance with any pre-litigation or similar proceeding or pursuant to any legal proceedings taken in connection with this Agreement.

Article 9. Force Majeure

9.1 Either party of this Agreement which impossibly perform part or whole obligatory of this Agreement by force majeure, will not be deemed to be breach of this Agreement, but such party should take all reasonable and achievable remedial measure when the condition permits to reduce the loss caused by force majeure.

9.2 Force Majeure refers to unpredictable, unavoidable and insuperable objective circumstances, including but not limited to natural disasters, (including but not limited to typhoons, floods, earthquakes, fires and explosions), war (whether or not a declaration of war), insurrection or turmoil.

Article 10. Jurisdiction

10.1 The conclusion, potency, explanation, performance, amendment, termination and settlement of disputes shall all apply to the laws of British Virgin Islands.

Article 11. Resolution of Disputes

11.1 Parties should try to solve every dispute caused by the performance of this Agreement or concerned to this Agreement by means of friendly negotiation. If the dispute cannot be solved by negotiation in 60 days after a party send a written notice of the dispute to the other party, either party can file litigation to the relevant court of the defendant.

Article 12. The Transfer of Rights and Obligations of the Agreement

12.1 Unless otherwise agreed, without written permission of other party, any parties cannot transfer or assign in other ways or declare to transfer whole or part of rights, interests, duty or obligations under this Agreement.

Article 13. Unaccomplished Matter of this Agreement

13.1 Both parties agree that, after signing this Agreement, they can make further negotiation on the unaccomplished matter of this Agreement, and conclude supplemental agreement. Supplemental agreement makes an indivisible part of this Agreement.

Article 14. Others

14.1 After validly signed, this Agreement will come into effect from the date as stated in the very beginning of this Agreement.

14.2 This Agreement is done in duplicate and each part holds one copy with equal legal effect.

[Signature Pages Follow]

[Signature Pages]

Party A (Creditor): Lianluo Smart Limited

(Seal)

Representative (Signature):

Party B (Debtor): Digital Grid (Hong Kong) Technology Co., Limited

(Seal)

Representative (Signature):